UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ACCURIDE CORPORATION
(Name of Issuer)
Common Stock, $0.01 per share
(Title of Class of Securities)
00439T107
(CUSIP Number)
September 22, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00439T107

1	NAMES OF REPORTING PERSONS SENATOR INVESTMENT GROUP LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	5	SOLE VOTING POWER

NUMBER OF		12,794,401*

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,794,401*

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,794,401*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.45%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
* This value includes 12,794,401 shares of common stock potentially convertible from $9,091,905 principal amount of 7.5% Senior Convertible Notes and 0 shares of common stock.
** This value is based on 126,294,882 shares of common stock outstanding as disclosed in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on August 6, 2010, plus 12,794,401 shares of common stock potentially convertible from $9,091,905 principal amount of 7.5% Senior Convertible Notes.

Page 2 of 6 Pages

CUSIP No.	00439T107

Item 1(a)	Name of Issuer:
Accuride Corp. (the “Issuer”).

Item 1(b)	Address of the Issuer’s Principal Executive Offices:
7140 OFFICE CIRCLE
EVANSVILLE IN 47715

Item 2(a)	Name of Person Filing
Senator Investment Group LP

Item 2(b)	Address of Principal Business Office or, if None, Residence:
The principal office of Senator Investment Group LP is:
1330 Avenue of the Americas
26th Floor
New York, NY 10019

Item 2(c)	Citizenship:
Senator Investment Group LP is a Delaware limited partnership.

Item 2(d)	Title of Class of Securities:
Common Stock, $0.01 Par Value

Item 2(e)	CUSIP Number:
00439T107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Page 3 of 6 Pages

CUSIP No.	00439T107

Item 4.	Ownership:
(a) Amount beneficially owned: 12,794,401*
(b) Percent of class: 9.45%**
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:
12,794,401*
(ii) Shared power to vote or to direct the vote:
0
(iii) Sole power to dispose or to direct the disposition of:
12,794,401*
(iv) Shared power to dispose or to direct the disposition of:
0
Senator Investment Group LP, a Delaware limited partnership, serves as investment manager to a Delaware limited partnership, two Cayman Islands limited partnerships, and a Cayman Islands company (collectively, the “Funds”), and as such, has investment discretion with respect to the Funds.

*	This value includes 12,794,401 shares of common stock potentially convertible from $9,091,905 principal amount of 7.5% Senior Convertible Notes and 0 shares of common stock.

**
This value is based on 126,294,882 shares of common stock outstanding as disclosed in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on August 6, 2010, plus 12,794,401 shares of common stock potentially convertible from $9,091,905 principal amount of 7.5% Senior Convertible Notes.

Page 4 of 6 Pages

CUSIP No.	00439T107

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
The partners of the Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities reported herein held by the Funds in accordance with their respective ownership interests in the Funds.
Senator Investment Group LP disclaims beneficial ownership of the securities included in this report and this report shall not be deemed an admission that Senator Investment Group LP is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Page 5 of 6 Pages

CUSIP No.	00439T107
SIGNATURE
After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated as of September 24, 2010	SENATOR INVESTMENT GROUP LP
	By:	Edward Larmann
Chief Financial Officer

	By:	/s/ Edward Larmann

Page 6 of 6 Pages